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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )    *

Keystone Automotive Industries, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
49338N109
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
October 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 52 Pages

Exhibit Index Found on Page 50

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Noonday Asset Management, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

Page 2 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Noonday G.P. (U.S.), L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Noonday Capital, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David I. Cohen
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Saurabh K. Mittal
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Noonday Capital Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 8 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 9 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 10 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 11 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 12 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Offshore Investors II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 13 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 14 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 15 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Duhamel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. MacMahon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Mellin
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Millham
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason E. Moment
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ashish H. Pant
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 25 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew J. M. Spokes
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 26 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas F. Steyer
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 27 of 52 Pages

13D

CUSIP No. 49338N109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 28 of 52 Pages

Preliminary Note: On October 8, 2007, the Reporting Persons (as defined below) became the beneficial holders, or deemed beneficial holders, of more than 5% of the Common Stock, no par value (the “Shares”), of Keystone Automotive Industries, Inc. (the “Company”). On such date, the Reporting Persons in total were the deemed beneficial ownership of 1,087,458 Shares, or 6.6% of the Shares. On October 12, 2007, the Company merged with LKQ Acquisition Company, a subsidiary of LKQ Corporation (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of July 16, 2007, by and among the Company, LKQ Corporation and LKQ Acquisition Company. Pursuant to the terms of the merger agreement, the holders of the Company's Shares received $48.00 per Share in cash in exchange for the Shares they owned. As of October 12, 2007, the Reporting Persons are, or may be deemed, beneficial owners of 0% of the Company’s Shares.

Item 1. Security And Issuer

This statement relates to shares of Common Stock, no par value, of Keystone Automotive Industries, Inc. The Company’s principal offices are located at 700 East Bonita Avenue, Pomona, CA 91767.

Item 2. Identity And Background

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Noonday Sub-adviser Entities

(i)

Noonday G.P. (U.S.), L.L.C., a Delaware limited liability company which is a sub-investment adviser to each of the Funds and the Managed Accounts (the “First Noonday Sub-adviser”), with respect to all of the Shares held by the Funds and the Managed Accounts;

(ii)

Noonday Asset Management, L.P., a Delaware limited partnership which is a sub-investment adviser to each of the Funds and the Managed Accounts (the “Second Noonday Sub-adviser”), with respect to all of the Shares held by the Funds and the Managed Accounts; and

(iii)

Noonday Capital, L.L.C., a Delaware limited liability company which is the general partner of the Second Noonday Sub-adviser (the “Noonday General Partner”), with respect to all of the Shares held by the Funds and the Managed Accounts.

The First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Noonday General Partner are together referred to herein as the “Noonday Sub-adviser Entities.”

The Noonday Managing Members

(iv)	David I. Cohen (“Cohen”), Saurabh K. Mittal (“Mittal”) and Andrew J. M. Spokes (“Spokes”), the managing members of both the First Noonday

Page 29 of 52 Pages

Sub-adviser and the Noonday General Partner, with respect to all of the Shares held by the Funds and the Managed Accounts.

Cohen, Mittal and Spokes (in his capacity as managing member of both the First Noonday Sub-advisor and the Noonday General Partner) are referred to herein as the “Noonday Individual Reporting Persons.”

The Noonday Fund

(v)	Noonday Capital Partners, L.L.C., a Delaware limited liability company (the “Noonday Fund”), with respect to the Shares held by it.

The Farallon Funds

(vi)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(vii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(viii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(ix)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it;

(x)	Tinicum Partners, L.P., a New York limited partnership (“Tinicum”), with respect to the Shares held by it; and

(xi)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it.

FCP, FCIP, FCIP II, FCIP III, Tinicum and FCOI II are together referred to herein as the “Farallon Funds.” The Noonday Fund and the Farallon Funds are together referred to herein as the “Funds.”

The Management Company
(xii)

Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), with respect to the Shares held by certain accounts managed by the Management Company (the “Managed Accounts”).

The Farallon General Partner

(xiii)

Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Farallon Funds and the managing member of the Noonday Fund (the “Farallon General Partner”), with respect to the Shares held by each of the Funds.

Page 30 of 52 Pages

The Farallon Managing Members

(xiv)

The following persons who are managing members of both the Farallon General Partner and the Management Company, with respect to the Shares held by the Funds and the Managed Accounts: William F. Duhamel (“Duhamel”), Richard B. Fried (“Fried”), Monica R. Landry (“Landry”), Douglas M. MacMahon (“MacMahon”), William F. Mellin (“Mellin”), Stephen L. Millham (“Millham”), Jason E. Moment (“Moment”), Ashish H. Pant (“Pant”), Rajiv A. Patel (“Patel”), Derek C. Schrier (“Schrier”), Andrew J. M. Spokes (“Spokes”), Thomas F. Steyer (“Steyer”) and Mark C. Wehrly (“Wehrly”).

Duhamel, Fried, Landry, MacMahon, Mellin, Millham, Moment, Patel, Pant, Schrier, Spokes (in his capacity as managing member of the Farallon General Partner and the Management Company), Steyer and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.” The Noonday Individual Reporting Persons and the Farallon Individual Reporting Persons are together referred to herein as the “Individual Reporting Persons.”

(b)           The address of the principal business office of (i) the Funds, the Management Company and the Farallon General Partner is One Maritime Plaza, Suite 2100, San Francisco, California 94111, (ii) the Noonday Sub-adviser Entities is 227 West Trade Street, Suite 2140, Charlotte, North Carolina 28202 and (iii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(c)           The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the First Noonday Sub-adviser and the Second Noonday Sub-adviser, a registered investment adviser, is to act as a sub-investment adviser to the Funds and the Managed Accounts. The principal business of the Noonday General Partner is to act as the general partner of the Second Noonday Sub-adviser. The principal business of the Management Company is that of a registered investment adviser. The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds and the managing member of the Noonday Fund. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(d)           None of the Funds, the Noonday Sub-adviser Entities, the Management Company, the Farallon General Partner or the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Funds, the Noonday Sub-adviser Entities, the Management Company, the Farallon General Partner or the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The citizenship of each of the Funds, the Noonday Sub-adviser Entities, the Management Company and the Farallon General Partner is set forth above. Each of the Individual Reporting Persons other than Mittal, Pant and Spokes is a citizen of the United States.

Page 31 of 52 Pages

Mittal and Pant are citizens of India. Spokes is a citizen of the United Kingdom. The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3. Source And Amount Of Funds And Other Consideration

The net investment cost (including commissions) for the Shares held by each of the Funds and the Managed Accounts prior to the Merger is set forth below:

Entity	Shares Held	Approximate Net Investment Cost
Noonday Fund	19,100	$907,823
FCP	109,000	$5,180,770
FCIP	150,000	$7,129,500
FCIP II	16,500	$784,245
FCIP III	10,100	$480,053
Tinicum	4,600	$218,638
FCOI II	209,800	$9,971,794
Managed Accounts	568,358	$27,014,056

The consideration for such acquisitions was obtained as follows: (i) with respect to the Noonday Fund, FCP, Tinicum and FCOI II, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by the Noonday Fund, FCP, Tinicum and FCOI II at Goldman, Sachs & Co.; (ii) with respect to FCIP, FCIP II and FCIP III, from working capital; and (iii) with respect to the Managed Accounts, from the working capital of the Managed Accounts and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by some of the Managed Accounts at Goldman, Sachs & Co. The Noonday Fund, FCP, Tinicum, FCOI II and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4. Purpose Of The Transaction

The purpose of the acquisition of the Shares was for investment, and the acquisitions of the Shares by each of the Funds and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons had any plans or proposals which related to, or could have resulted in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5. Interest In Securities Of The Issuer

(a)	The Noonday Sub-adviser Entities

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Noonday Sub-adviser Entity is incorporated herein by reference for each such Noonday Sub-adviser Entity.

Page 32 of 52 Pages

(c)	None.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser, and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Accounts as reported herein. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

(e)	As of October 12, 2007, the Noonday Sub-adviser Entities may no longer be deemed the beneficial holders of any Shares.

(b)	The Noonday Individual Reporting Persons

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Noonday Individual Reporting Person is incorporated herein by reference for each such Noonday Individual Reporting Person.

(c)	None.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds. Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Accounts. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

(e)	As of October 12, 2007, the Noonday Individual Reporting Persons may no longer be deemed the beneficial holders of any Shares.

(c)	The Funds

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund.

Page 33 of 52 Pages

(c)

The trade dates, number of Shares purchased, sold or disposed of and the price per Share (including commissions) for all purchases, sales and dispositions of the Shares by the Funds in the past 60 days are set forth on Schedules A-G hereto and are incorporated herein by reference. All of such transactions were either open-market transactions or dispositions pursuant to the Merger described in the Preliminary Note above.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	As of October 12, 2007, the Funds may no longer be deemed the beneficial holders of any Shares.

(d)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)

The trade dates, number of Shares purchased, sold or disposed of and the price per Share (including commissions) for all purchases, sales and dispositions of the Shares by the Management Company on behalf of the Managed Accounts in the past 60 days are set forth on Schedule H hereto and are incorporated herein by reference. All of such transactions were either open-market transactions or dispositions pursuant to the Merger described in the Preliminary Note above.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Accounts as reported herein. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner. The Farallon Individual Reporting Persons are managing members of the Management Company.

(e)	As of October 12, 2007, the Management Company may no longer be deemed the beneficial holder of any Shares.

(e)	The Farallon General Partner

Page 34 of 52 Pages

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	As of October 12, 2007, the Farallon General Partner may no longer be deemed the beneficial holder of any Shares.

(f)	The Farallon Individual Reporting Persons

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Accounts as reported herein. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

(e)	As of October 12, 2007, the Farallon Individual Reporting Persons may no longer be deemed the beneficial holders of any Shares.

The Shares reported hereby for the Funds are owned directly by the Funds and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts. The First Noonday Sub-adviser and the Second Noonday Sub-adviser, as sub-investment advisers to the Funds and the Managed Accounts, may be deemed to be the beneficial owners of all such Shares owned by the Funds and the Managed Accounts. The Noonday General Partner, as general partner to the Second Noonday Sub-adviser, may be

Page 35 of 52 Pages

deemed to be the beneficial owner of all such Shares owned by the Funds and the Managed Accounts. The Noonday Individual Reporting Persons, as managing members of both the First Noonday Sub-adviser and the Noonday General Partner, may each be deemed to be the beneficial owner of all such Shares owned by the Funds and the Managed Accounts. The Management Company, as investment adviser to the Managed Accounts, may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. The Farallon General Partner, as general partner to the Farallon Funds and managing member of the Noonday Fund, may be deemed to be the beneficial owner of all such Shares owned by the Funds. The Farallon Individual Reporting Persons, as managing members of both the Management Company and the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be the beneficial owner of all such Shares owned by the Funds and the Managed Accounts. Each of the Noonday Sub-adviser Entities, the Management Company, the Farallon General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings OrRelationships With Respect To Securities Of The Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

Page 36 of 52 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2007

/s/ Monica R. Landry

NOONDAY G.P. (U.S.), L.L.C.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

NOONDAY CAPITAL, L.L.C.,

On its own behalf

and as the General Partner of

NOONDAY ASSET MANAGEMENT, L.P.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf,

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,

TINICUM PARTNERS, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

and as the Managing Member of

NOONDAY CAPITAL PARTNERS, L.L.C.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

By Monica R. Landry,

Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact for each of

David I. Cohen, William F. Duhamel, Richard B. Fried, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Saurubh K. Mittal, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Thomas F. Steyer and Mark C. Wehrly

The Power of Attorney executed by each of Noonday G.P. (U.S.), L.L.C., Noonday Asset Management, L.P., Noonday Capital, L.L.C. and Cohen authorizing Landry to sign and file this Schedule 13D on its or his behalf, which was filed with Amendment No. 5 to the Schedule 13G filed with the Securities and Exchange Commission on January 10, 2005, by such Reporting Persons with respect to the Common Stock of Catalytica Energy Systems, Inc.,are hereby

Page 37 of 52 Pages

incorporated by reference. The Power of Attorney executed by Mittal authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 6 to the Schedule 13G filed with the Securities and Exchange Commission on October 5, 2005, by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Power of Attorney executed by each of Duhamel, Fried, MacMahon, Mellin, Millham, Moment, Pant, Patel, Schrier, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on his or her behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2007 by such Reporting Persons with respect to the Common Stock of Armor Holdings, Inc., is hereby incorporated by reference. The Power of Attorney executed by Spokes authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference.

Page 38 of 52 Pages

ANNEX 1

Set forth below with respect to the Noonday Sub-adviser Entities, the Management Company and the Farallon General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The First Noonday Sub-adviser

(a)	Noonday G.P. (U.S.), L.L.C.
(b)	c/o Noonday Asset Management, L.P.
227 West Trade Street, Suite 2140
Charlotte, North Carolina 28202
(c)	Serves as sub-investment adviser to investment funds and managed accounts
(d)	Delaware limited liability company
(e)	Managing Members: David I. Cohen, Saurabh K. Mittal and Andrew J. M. Spokes

2.	The Second Noonday Sub-adviser

(a)	Noonday Asset Management, L.P.
(b)	227 West Trade Street, Suite 2140
Charlotte, North Carolina 28202
(c)	Serves as sub-investment adviser to investment funds and managed accounts
(d)	Delaware limited partnership
(e)	David I. Cohen, Saurabh K. Mittal and Andrew J. M. Spokes, the managing members of its general partner

3.	The Noonday General Partner

(a)	Noonday Capital, L.L.C.
(b)	c/o Noonday Asset Management, L.P.
227 West Trade Street, Suite 2140
Charlotte, North Carolina 28202
(c)	Serves as general partner of the Second Noonday Sub-adviser
(d)	Delaware limited liability company
(e)	Managing Members: David I. Cohen, Saurabh K. Mittal and Andrew J. M. Spokes

4.	The Noonday Individual Reporting Persons

Cohen is a citizen of the United States. Mittal is a citizen of India. Spokes is a citizen of the United Kingdom. The business address of each of the Noonday Individual Reporting Persons is c/o Noonday Asset Management, L.P., 227 West Trade Street, Suite 2140, Charlotte, North Carolina 28202. The principal occupation of each of the Noonday Individual Reporting Persons is serving as the managing member of both the First

Page 39 of 52 Pages

Noonday Sub-adviser and the Noonday General Partner. The Noonday Individual Reporting Persons do not have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

5.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Gregory S. Swart and Mark C. Wehrly, Managing Members.

6.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as general partner to investment partnerships
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Gregory S. Swart and Mark C. Wehrly, Managing Members.

7.	Managing Members of the Management Company and the Farallon General Partner

Each of the managing members of the Management Company and the Farallon General Partner other than Gregory S. Swart, Ashish H. Pant and Andrew J. M. Spokes is a citizen of the United States. Gregory S. Swart is a citizen of New Zealand. Ashish H. Pant is a citizen of India. Andrew J. M. Spokes is a citizen of the United Kingdom. The business address of each of the managing members of the Management Company and the Farallon General Partner is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of both the Management Company and the Farallon General Partner. The principal occupation of each other managing member of the Management Company and the Farallon General Partner is serving as a managing member of both the Management Company and the Farallon General Partner. None of the managing members of the Management Company and the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 40 of 52 Pages

SCHEDULE A

NOONDAY CAPITAL PARTNERS, L.L.C.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR DISPOSED (D)	PRICE PER SHARE ($)
8/17/2007	400 (P)	$45.39
8/20/2007	2,000 (P)	$45.56
8/22/2007	600 (P)	$46.57
8/23/2007	700 (P)	$46.66
8/24/2007	200 (P)	$46.77
8/27/2007	900 (P)	$46.97
8/28/2007	700 (P)	$46.91
8/29/2007	100 (P)	$46.91
8/30/2007	1,300 (P)	$46.99
8/31/2007	900 (P)	$46.99
9/4/2007	1,200 (P)	$46.97
10/3/2007	300 (P)	$47.77
10/4/2007	300 (P)	$47.80
10/5/2007	1,900 (P)	$47.78
10/5/2007	400 (P)	$47.76
10/8/2007	2,500 (P)	$47.56
10/8/2007	3,600 (P)	$47.68
10/9/2007	800 (P)	$47.32
10/9/2007	300 (P)	$47.50
10/12 /2007	19,100 ( D)	$48.00 [1]

________________________

1  Such Shares were disposed of pursuant to the Agreement and Plan of Merger, dated as of July 16, 2007, by and among the Company, LKQ Corporation and LKQ Acquisition Company in exchange for a cash payment of $48.00 per Share.

Page 41 of 52 Pages

SCHEDULE B

FARALLON CAPITAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR DISPOSED (D)	PRICE PER SHARE ($)
8/17/2007	2,400 (P)	$45.39
8/20/2007	11,100 (P)	$45.56
8/22/2007	3,800 (P)	$46.57
8/23/2007	4,300 (P)	$46.66
8/24/2007	1,100 (P)	$46.77
8/27/2007	5,400 (P)	$46.97
8/28/2007	4,000 (P)	$46.91
8/29/2007	300 (P)	$46.91
8/30/2007	7,000 (P)	$46.99
8/31/2007	5,200 (P)	$46.99
9/4/2007	6,800 (P)	$46.97
10/3/2007	1,800 (P)	$47.77
10/4/2007	1,800 (P)	$47.80
10/5/2007	11,200 (P)	$47.78
10/5/2007	2,300 (P)	$47.76
10/8/2007	14,000 (P)	$47.56
10/8/2007	20,400 (P)	$47.68
10/9/2007	4,600 (P)	$47.32
10/9/2007	1,500 (P)	$47.50
10/12 /2007	109,000 ( D)	$48.00 [1]

_________________________

1  Such Shares were disposed of pursuant to the Agreement and Plan of Merger, dated as of July 16, 2007, by and among the Company, LKQ Corporation and LKQ Acquisition Company in exchange for a cash payment of $48.00 per Share.

Page 42 of 52 Pages

SCHEDULE C

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR DISPOSED (D)	PRICE PER SHARE ($)
8/17/2007	3,500 (P)	$45.39
8/20/2007	17,300 (P)	$45.56
8/22/2007	5,300 (P)	$46.57
8/23/2007	5,600 (P)	$46.66
8/24/2007	1,300 (P)	$46.77
8/27/2007	6,500 (P)	$46.97
8/28/2007	4,900 (P)	$46.91
8/29/2007	400 (P)	$46.91
8/30/2007	9,100 (P)	$46.99
8/31/2007	6,700 (P)	$46.99
9/4/2007	8,300 (P)	$46.97
10/3/2007	2,800 (P)	$47.77
10/4/2007	2,600 (P)	$47.80
10/5/2007	15,600 (P)	$47.78
10/5/2007	3,200 (P)	$47.76
10/8/2007	19,700 (P)	$47.56
10/8/2007	28,500 (P)	$47.68
10/9/2007	6,500 (P)	$47.32
10/9/2007	2,200 (P)	$47.50
10/12 /2007	150,000 ( D)	$48.00 [1]

_________________________

1  Such Shares were disposed of pursuant to the Agreement and Plan of Merger, dated as of July 16, 2007, by and among the Company, LKQ Corporation and LKQ Acquisition Company in exchange for a cash payment of $48.00 per Share.

Page 43 of 52 Pages

SCHEDULE D

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR DISPOSED (D)	PRICE PER SHARE ($)
8/17/2007	400 (P)	$45.39
8/20/2007	2,000 (P)	$45.56
8/22/2007	600 (P)	$46.57
8/23/2007	600 (P)	$46.66
8/24/2007	200 (P)	$46.77
8/27/2007	800 (P)	$46.97
8/28/2007	600 (P)	$46.91
8/30/2007	1,100 (P)	$46.99
8/31/2007	800 (P)	$46.99
9/4/2007	800 (P)	$46.97
10/3/2007	300 (P)	$47.77
10/4/2007	200 (P)	$47.80
10/5/2007	1,700 (P)	$47.78
10/5/2007	300 (P)	$47.76
10/8/2007	2,100 (P)	$47.56
10/8/2007	3,100 (P)	$47.68
10/9/2007	700 (P)	$47.32
10/9/2007	200 (P)	$47.50
10/12/2007	16,500 (D)	$48.00 [1]

________________________

1  Such Shares were disposed of pursuant to the Agreement and Plan of Merger, dated as of July 16, 2007, by and among the Company, LKQ Corporation and LKQ Acquisition Company in exchange for a cash payment of $48.00 per Share.

Page 44 of 52 Pages

SCHEDULE E

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR DISPOSED (D)	PRICE PER SHARE ($)
8/17/2007	200 (P)	$45.39
8/20/2007	1,100 (P)	$45.56
8/22/2007	400 (P)	$46.57
8/23/2007	300 (P)	$46.66
8/24/2007	100 (P)	$46.77
8/27/2007	400 (P)	$46.97
8/28/2007	300 (P)	$46.91
8/30/2007	600 (P)	$46.99
8/31/2007	400 (P)	$46.99
9/4/2007	500 (P)	$46.97
10/3/2007	200 (P)	$47.77
10/4/2007	200 (P)	$47.80
10/5/2007	1,100 (P)	$47.78
10/5/2007	200 (P)	$47.76
10/8/2007	1,400 (P)	$47.56
10/8/2007	2,000 (P)	$47.68
10/9/2007	500 (P)	$47.32
10/9/2007	200 (P)	$47.50
10/12/2007	10,100 (D)	$48.00 [1]

_________________________

1 Such Shares were disposed of pursuant to the Agreement and Plan of Merger, dated as of July 16, 2007, by and among the Company, LKQ Corporation and LKQ Acquisition Company in exchange for a cash payment of $48.00 per Share.

Page 45 of 52 Pages

SCHEDULE F

TINICUM PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR DISPOSED (D)	PRICE PER SHARE ($)
8/17/2007	100 (P)	$45.39
8/20/2007	300 (P)	$45.56
8/22/2007	100 (P)	$46.57
8/23/2007	200 (P)	$46.66
8/27/2007	100 (P)	$46.97
8/28/2007	100 (P)	$46.91
8/30/2007	200 (P)	$46.99
8/31/2007	300 (P)	$46.99
9/4/2007	300 (P)	$46.97
10/3/2007	100 (P)	$47.77
10/4/2007	100 (P)	$47.80
10/5/2007	600 (P)	$47.78
10/5/2007	100 (P)	$47.76
10/8/2007	700 (P)	$47.56
10/8/2007	1,000 (P)	$47.68
10/9/2007	200 (P)	$47.32
10/9/2007	100 (P)	$47.50
10/12/2007	4,600 ( D)	$48.00 [1]

_________________________

1  Such Shares were disposed of pursuant to the Agreement and Plan of Merger, dated as of July 16, 2007, by and among the Company, LKQ Corporation and LKQ Acquisition Company in exchange for a cash payment of $48.00 per Share.

Page 46 of 52 Pages

SCHEDULE G

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR DISPOSED (D)	PRICE PER SHARE ($)
8/17/2007	4,300 (P)	$45.39
8/20/2007	20,000 (P)	$45.56
8/22/2007	6,900 (P)	$46.57
8/23/2007	7,500 (P)	$46.66
8/24/2007	1,900 (P)	$46.77
8/27/2007	9,400 (P)	$46.97
8/28/2007	7,200 (P)	$46.91
8/29/2007	600 (P)	$46.91
8/30/2007	14,400 (P)	$46.99
8/31/2007	10,600 (P)	$46.99
9/4/2007	13,100 (P)	$46.97
10/3/2007	4,000 (P)	$47.77
10/4/2007	4,400 (P)	$47.80
10/5/2007	21,800 (P)	$47.78
10/5/2007	4,500 (P)	$47.76
10/8/2007	27,400 (P)	$47.56
10/8/2007	39,700 (P)	$47.68
10/9/2007	9,100 (P)	$47.32
10/9/2007	3,000 (P)	$47.50
10/12/2007	209,800 (D)	$48.00 [1]

_________________________

1  Such Shares were disposed of pursuant to the Agreement and Plan of Merger, dated as of July 16, 2007, by and among the Company, LKQ Corporation and LKQ Acquisition Company in exchange for a cash payment of $48.00 per Share.

Page 47 of 52 Pages

SCHEDULE H

FARALLON CAPITAL MANAGEMENT, L.L.C.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR DISPOSED (D)	PRICE PER SHARE ($)
8/17/2007	10,213 (P)	$45.39
8/20/2007	46,632 (P)	$45.56
8/22/2007	15,800 (P)	$46.57
8/23/2007	17,523 (P)	$46.66
8/24/2007	4,355 (P)	$46.77
8/27/2007	21,875 (P)	$46.97
8/28/2007	16,371 (P)	$46.91
8/29/2007	1,204 (P)	$46.91
8/30/2007	33,810 (P)	$46.99
8/31/2007	24,950 (P)	$46.99
9/4/2007	30,389 (P)	$46.97
10/3/2007	9,000 (P)	$47.77
10/4/2007	8,893 (P)	$47.80
10/5/2007	50,000 (P)	$47.78
10/5/2007	10,485 (P)	$47.76
10/8/2007	62,800 (P)	$47.56
10/8/2007	91,000 (P)	$47.68
10/9/2007	20,816 (P)	$47.32
10/9/2007	6,842 (P)	$47.50
10/12/2007	482,958 ( D)	$48.00 [1]

8/17/2007	2,100 (P)	$45.39
8/20/2007	10,900 (P)	$45.56
8/22/2007	3,600 (P)	$46.57
8/23/2007	3,700 (P)	$46.66
8/24/2007	900 (P)	$46.77
8/27/2007	4,600 (P)	$46.97
8/28/2007	3,500 (P)	$46.91
8/29/2007	300 (P)	$46.91
8/30/2007	6,500 (P)	$46.99
8/31/2007	3,900 (P)	$46.99
9/4/2007	4,800 (P)	$46.97
10/3/2007	1,500 (P)	$47.77
10/4/2007	1,400 (P)	$47.80
10/5/2007	7,800 (P)	$47.78
10/5/2007	1,600 (P)	$47.76
10/8/2007	9,800 (P)	$47.56
10/8/2007	14,200 (P)	$47.68

_________________________

1 Such Shares were disposed of pursuant to the Agreement and Plan of Merger, dated as of July 16, 2007, by and among the Company, LKQ Corporation and LKQ Acquisition Company in exchange for a cash payment of $48.00 per Share.

Page 48 of 52 Pages

10/9/2007	3,200 (P)	$47.32
10/9/2007	1,100 (P)	$47.50
10/12/2007	85,400 (D)	$48.00 [1]

_________________________

1  Such Shares were disposed of pursuant to the Agreement and Plan of Merger, dated as of July 16, 2007, by and among the Company, LKQ Corporation and LKQ Acquisition Company in exchange for a cash payment of $48.00 per Share.

Page 49 of 52 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 50 of 52 Pages

EXHIBIT 1

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: October 18, 2007

/s/ Monica R. Landry

NOONDAY G.P. (U.S.), L.L.C.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

NOONDAY CAPITAL, L.L.C.,

On its own behalf

and as the General Partner of

NOONDAY ASSET MANAGEMENT, L.P.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf,

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,

TINICUM PARTNERS, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

and as the Managing Member of

NOONDAY CAPITAL PARTNERS, L.L.C.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

By Monica R. Landry, Managing Member

Page 51 of 52 Pages

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact for

each of David I. Cohen, William F. Duhamel,

Richard B. Fried, Douglas M. MacMahon, William F. Mellin,

Stephen L. Millham, Saurabh K. Mittal, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Thomas F. Steyer and Mark C. Wehrly

Page 52 of 52 Pages